DIRECT DIAL: 212.451.2206
EMAIL: EGONZALEZ@OLSHANLAW.COM

May 31, 2012

BY EDGAR

Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Comverse Technology, Inc.
Definitive Proxy Statement on Schedule 14A
Filed May 18, 2012 by Cadian Capital Management, LLC, Cadian Fund LP, Cadian Master Fund LP, Cadian GP, LLC, Eric Bannasch, Stephen Andrews, James Budge, Doron Inbar, and Richard N. Nottenburg
File No. 001-35303

Dear Mr. Duchovny:

We are writing to you on behalf of Cadian Capital Management, LLC, Cadian Fund LP, Cadian Master Fund LP and Cadian GP, LLC (collectively, the “Cadian Group”) in connection with the 2012 annual meeting of shareholders (the “2012 Annual Meeting”) of Comverse Technology, Inc. (“CMVT”).  On May 30, 2012, the Cadian Group and CMVT entered into a letter agreement (the “Settlement Agreement”), pursuant to which, among other things, (i) the Cadian Group has agreed to withdraw its nomination of Stephen Andrews, James Budge, Doron Inbar, and Richard N. Nottenburg for election at the 2012 Annual Meeting, and (ii) the parties agreed to take various actions with respect to the composition of the Board of Directors of Verint Systems Inc., the Board of Directors of Comverse, Inc., a wholly owned subsidiary of CMVT, and the Board of Directors of CMVT.  A copy of the Settlement Agreement has been filed by CMVT as Exhibit 10.1 to the Form 8-K filed by CMVT today.

In accordance with the terms of the Settlement Agreement, we hereby notify the Staff, on behalf of the Cadian Group, that the Cadian Group shall not proceed with a solicitation of its nominees for election at the 2012 Annual Meeting.

The Staff is invited to contact the undersigned with any comments or questions it may have.

Very truly yours,

/s/ Elizabeth Gonzalez

Elizabeth Gonzalez